pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture/ pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Lake Data Report Posted

Vancouver BC,  July 5, 2017:  Pacific Booker Minerals Inc. has received 2 reports on Morrison Lake water quality and lake behaviour which were prepared by Ray Carrier, M.Sc., R.P.Bio., P.Ag. of Ecos Environmental Consulting Inc.

Between May 2016 and May 2017, a program was conducted using temperature loggers to obtain continuous concurrent measurements of Morrison Lake inflow/outflow temperature and lake thermal stratification to determine the lake’s mixing patterns over a year-long timeframe.  In addition to collecting continuous temperature data, profiles were collected regarding specific conductivity, dissolved oxygen (both % saturation and milligrams per litre), pH and temperature.  The data collected during this thermal stratification study will provide information for detailed modelling of diffuser inputs to the lake and supports the stratification assumptions made by Dr. Laval and Dr. Lawrence during their independent environmental affects assessments of the proposed Morrison Lake diffuser.

The report concludes that the Morrison Lake is a typical dimictic lake, with waters that mix from top to bottom during two mixing periods each year, with stratification beginning in the spring, strengthening through the summer and then breaking down through the fall.  Stratification is the natural separation of water in the lake into layers due to the change in water's density with temperature.

The 2016 Morrison Lake Thermal Stratification Study interim report and the Supplement (final) report can be found on the reports page of our website at:

http://www.pacificbooker.com/reports.htm

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On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.